(Translation)

                                                                February 6, 2009

To Whom It May Concern:

                                     Company Name: TOYOTA MOTOR CORPORATION
                                     Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                     (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                     Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                                     (Telephone Number: 0565-28-2121)


   Notice Concerning Decision on Matters Relating to Acquisition of Own Shares
   ---------------------------------------------------------------------------
                  (Acquisition of Own Shares from Subsidiaries
                 pursuant to Article 163 of the Corporation Act)

At a meeting held on February 6, 2009, the Board of Directors of Toyota Motor Corporation ("TMC") resolved, pursuant to the provisions of Article 163 of the Corporation Act as applicable through the incorporation of certain provisions of
Article 156 of the Corporation Act, on matters relating to acquisition of its own shares held by its subsidiaries. We hereby inform you of the following.


1.   Name of the subsidiaries

     Kanto Auto Works, Ltd. and Toyota Auto Body Co., Ltd.



2.   Reasons for acquisition

     TMC will repurchase shares of its common stock that have been held by the subsidiaries specified above, pursuant to the provisions of Article 135, Paragraph 3 of the Corporation Act.


3.   Details relating to the acquisition

     (1) Type of shares to be acquired             Shares of common stock of TMC


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     (2) Aggregate number of shares to be acquired 930, 580 shares (The ratio to the aggregate number of
                                                   issued shares (excluding
                                                   treasury shares): 0.03%)
                                                   (Out of the above, repurchase
                                                   from Kanto Auto Works, Ltd.:
                                                   634, 570 shares; repurchase
                                                   from Toyota Auto Body Co.,
                                                   Ltd.: 296, 010 shares)

     (3) Aggregate purchase price of shares        Up to JPY 4,000,000,000
                                                   (The amount obtained by
                                                   multiplying the average
                                                   closing price (rounded to the
                                                   nearest one (1) yen) of
                                                   common stock of TMC on the
                                                   Tokyo Stock Exchange from
                                                   February 2, 2009 to
                                                   February 13, 2009 by the
                                                   aggregate number of shares to
                                                   be acquired)

     (4) Date of acquisition of own shares         February 6, 2009 (Date of
                                                   the sale and purchase
                                                   agreement)

     (5) Method of acquisition                     Purchase through bilateral
                                                   transaction



[Reference]
Treasury shares held by TMC as of January 31, 2009

o    Aggregate number of issued shares
     (excluding treasury shares)                   3,136,829,960 shares

o    Number of treasury shares                       311,167,532 shares


                                                                 End of Document